COMMISSION FILE NUMBER
                                                                 1-11596

                                                              CUSIP NUMBER
                                                               714157-10-4

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):   [X] Form 10-K    [ ] Form 20-F    [ ] Form 10-Q    [ ] Form N-SAR
               [ ] Form N-CSR

For Period Ended: December 31, 2005
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

PERMA-FIX ENVIRONMENTAL SERVICES, INC.

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Full Name of Registrant

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Former Name if Applicable

1940 NORTHWEST 67TH PLACE
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Address of Principal Executive Office (Street and Number)

GAINESVILLE, FLORIDA 32653
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City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form
        10-K, Form 10KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10QSB or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition or portion thereof, could not be filed within the prescribed time period.

    The registrant will not file its Form 10-K by March 16, 2006, because it will be unable to complete the preparation of its consolidated financial statements by the initial filing date without unreasonable effort or expense due, in part, to the additional work that was required to complete management's assessment of internal controls over financial reporting in accordance with
Section 404 of Sarbanes-Oxley. The registrant continues to dedicate significant resources to the audit of the financial statements.

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     RICHARD T. KELECY                 352                     395-1351
    ------------------         ------------------         ------------------
          (Name)                   (Area Code)            (Telephone Number)

(2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
    no, identify report(s). [X] YES   [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report, or portion
    thereof?                [X] YES   [ ] NO

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    The registrant estimates that it will have net income for fiscal year 2005 of approximately $3.7 million, as compared to a net loss of $19.4 million for fiscal year 2004. The change is due in large part to a recovery from the losses in 2004, from the discontinued operation, and write-downs as a result of impairment of fixed and intangible assets, as more fully described in the registrant's Form 10-K for the year ended December 31, 2004.

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                     PERMA-FIX ENVIRONMENTAL SERVICES, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 15, 2006                              By: /s/ Richard T. Kelecy
                                                      --------------------------
                                                      Richard T. Kelecy
                                                      Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

            Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S. C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

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